03002418

UE 3-3-03

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2003 WASH, D.C. 155 SECTION

SEC FILE NUMBER
8- 23508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01|01|02 (MM/DD/YY) AND ENDING 12|31|02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Unified Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
431 N. Pennsylvania Street
(No. and Street)

Indianapolis, IN 46204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Stephen D. Highsmith Jr. 317-917-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry Nunn and Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

2545 Foxpointe Drive, Suite A Columbus, Indiana 47203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 10 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mr. Stephen D. Highsmith Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Financial Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen D. Highsmith Jr.

Signature

President and CEO

Title

Judy K Lynch

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)

FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

and

INDEPENDENT AUDITORS' REPORT

and

SUPPLEMENTARY INFORMATION AND REPORT ON INTERNAL CONTROL STRUCTURE

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)

FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

TABLE OF CONTENTS

Larry E. Nunn & Associates
Certified Public Accountants, L.L.C.

Member American Institute of Certified Public Accountants
Private Companies Practice Section & SEC Division
Member Indiana CPA Society
Member Enterprise Network

CPA The CPA. Never Underestimate The Value.®

To the Board of Directors and
Stockholder of Unified Financial Securities, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Unified Financial Securities, Inc. (a wholly owned subsidiary of Unified Financial Services, Inc.) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Unified Financial Securities, Inc. at December 31, 2002 and 2001, and the results of its operations, and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Larry E. Nunn & Associates, LLC

Columbus, Indiana
January 24, 2003

Columbus
2545 Foxpointe Drive, Suite A
Columbus, IN 47203-3299
812.376.3061 Fax 812.376.3157

Plainfield
4000 Clarks Creek Road
Plainfield, IN 46168-1948
317.839.9136 Fax 317.839.9177

Seymour
419 W. Second Street
Seymour, IN 47274-2149
812.523.6726 Fax 812.523.6728

e-mail:team@nunncpas.com

Visit our website: www.nunncpas.com

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents:		
Demand deposits	$ 20	$ 42,250
Deposits with clearing organizations	40,000	216,094
Investments in affiliated money market funds	279,510	180,331
Total cash and cash equivalents	319,530	438,675
Investments non-affiliated mutual funds	6,600	6,600
Accounts receivable:		
Broker-dealers	11,451	16,662
Affiliated companies	5,239	23,234
Other	71,032	122,768
Total accounts receivable	87,722	162,664
Prepaid and sundry assets	103,076	70,519
Total Current Assets	516,928	678,458
Deferred income taxes	-	840
Fixed assets, net	10,988	16,092
Total Assets	$ 527,916	$ 695,390
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Capital lease obligation, current portion	$ -	$ 595
Payable to broker-dealers and representatives	96,346	156,457
Accounts payable and accrued expenses	65,560	167,474
Intercompany payable	73,611	90,728
Accrued compensation	7,468	7,643
Income taxes payable-current	-	13,705
Total Current Liabilities	242,985	436,602
Capital lease obligation, long-term portion	-	454
Total Liabilities	242,985	437,056
Stockholder's Equity:		
Common stock, no par value, 2,000 shares authorized, 1,800 issued and outstanding	1,800	1,800
Accumulated deficit	(5,023,696)	(5,050,293)
Additional paid-in capital	5,306,827	5,306,827
Total Stockholder's Equity	284,931	258,334
Total Liabilities and Stockholder's Equity	$ 527,916	$ 695,390

See accompanying notes and independent auditors' report.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Investment advisory services	$ 185,668	$ 270,796
Brokerage and brokerage services	1,596,314	1,967,554
Administrative and support services	94,968	91,962
Trust and retirement services	36,224	39,951
Other	16,580	41,911
Total Revenue	1,929,754	2,412,174
Cost of Sales:		
Investment advisory	210,101	249,147
Trailing commissions expense	187,674	128,479
Fund administration	17,637	17,344
Brokerage operating charges	852,899	1,237,279
Total Cost of Sales	1,268,311	1,632,249
Gross Profit	661,443	779,925
Expenses:		
Employee compensation and benefits	305,794	378,518
Occupancy	24,257	19,822
Depreciation and amortization	4,835	18,159
Other	277,275	500,511
Total Expenses	612,161	917,010
Income (Loss) from Operations	49,282	(137,085)
Other Income (Expense):		
Loss on sale of asset	-	(27)
Interest income (expense)	(1,987)	11,773
Total Other Income (Expense)	(1,987)	11,746
Income (Loss) Before Income Taxes	47,295	(125,339)
Provision for Income Taxes	20,698	-
Net Income (Loss)	$ 26,597	$ (125,339)

See accompanying notes and independent auditors' report.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE -				
December 31, 2000	$1,800	$5,306,827	$(4,641,030)	$ 667,597
Dividend	-	-	(283,924)	(283,924)
2001 Net Loss	-	-	(125,339)	(125,339)
BALANCE -				
December 31, 2001	1,800	5,306,827	(5,050,293)	258,334
2002 Net Income	-	-	26,597	26,597
BALANCE -				
December 31, 2002	$1,800	$5,306,827	$(5,023,696)	$ 284,931

See accompanying notes and independent auditors' report.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 26,597	$(125,339)
Adjustment to reconcile net income to net cash used in operating activities:		
Provision for depreciation	4,835	18,159
Income tax payable	(13,705)	-
Deferred income taxes	840	-
Loss on disposal of fixed assets	-	27
(Increase) decrease in operating assets:		
Receivable from affiliated companies	17,995	(8,114)
Accounts receivable	56,947	106,790
Prepaid and sundry assets	(32,557)	(46,920)
Increase (decrease) in operating liabilities:		
Payable to broker-dealers	(60,111)	(14,290)
Accounts payable and accrued expenses	(101,914)	8,018
Intercompany payables	(17,117)	(107,985)
Accrued compensation	(175)	(7,875)
Net cash used in operating activities	(118,365)	(177,529)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	-	(8,216)
Acquisition of assets and liabilities of Commonwealth Investment Services and Ameriprime Financial Securities	-	105,034
Proceeds from transfer of fixed assets to affiliate	1,118	-
Transfer of fixed assets to affiliate, net	(849)	-
Net cash provided by investing activities	269	96,818
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of capital lease	(1,049)	(505)
Dividend-transfer of cash and assets	-	(283,925)
Net cash used in financing activities	(1,049)	(284,430)
CHANGE IN CASH AND CASH EQUIVALENTS	(119,145)	(365,141)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	438,675	803,816
END OF YEAR	$ 319,530	$ 438,675
SUPPLEMENTARY INFORMATION		
Interest paid during year	$ 1,987	$ 894

See accompanying notes and independent auditors' report.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001

Note 1—NATURE OF OPERATIONS

Unified Financial Securities, Inc. ("Securities"), an Indiana corporation, is a wholly owned subsidiary of Unified Financial Services, Inc. ("Financial"). Securities is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Clearing Revenue and Commissions
Clearing revenue and commissions are recorded on the settlement date of the related security transaction. This does not materially differ from recording commissions based upon the trade date.

Depreciation
Depreciation of fixed assets is computed using the straight-line and accelerated methods over the estimated useful lives of the assets.

Income Taxes
Securities is included in the consolidated income tax returns filed by Financial. Consolidated income tax expense is allocated based upon each entity's proportionate share of income, expenses, and credits.

Accounts Receivable
Securities carries its accounts receivables at cost less an allowance for doubtful accounts. On a periodic basis, Securities evaluates its accounts receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Statements of Cash Flows
For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents. Securities' deposit with clearing organizations is restricted.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In April 2002, the FASB ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 145, which rescinds SFAS No. 4, "*Reporting Gains and Losses from Extinguishment of Debt,*" SFAS No. 44 "*Accounting for Intangible Assets of Motor Carriers,*" and SFAS No. 64 "*Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements.*" SFAS 145 also amends SFAS No. 13, "*Accounting for Leases,*" to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. As a result of the rescission of SFAS Nos. 4 and 64, the criteria in Accounting Principles Board Opinion No. 30 will be used to classify gains and losses from debt extinguishment. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is not expected to have a material impact on our results of operations, financial position or cash flows.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2002, the FASB issued SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities."* SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Securities must adopt this statement no later than January 1, 2003. We do not believe that the adoption of SFAS 146 will have a significant impact on our financial statements.

In October 2002, the FASB issued SFAS Accounting Standard No. 147, *"Acquisition of Certain Financial Institutions-an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9."* SFAS 147 requires that acquisitions of financial institutions except between two or more mutual enterprises be accounted for in accordance with SFAS Nos. 141 and 142. Additionally, SFAS 147 requires that SFAS No. 144 also applies to the application of certain long-term customer-relationship intangible assets recognized in an acquisition of a financial institution. We do not believe that the adoption of SFAS 147 will have a significant impact on our financial statements. Securities adopted this statement on October 1, 2002.

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation-Transition and Disclosure-an Amendment of FASB Statement No. 123."* SFAS 148 provides alternative methods of transitioning for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This amends SFAS 123 by requiring prominent disclosures in annual and interim financial statements about the method of accounting used and the effect on reported results. This statement is effective for fiscal years beginning after December 15, 2003. We do not believe that the adoption of SFAS 148 will have a significant impact on our financial statements.

Financial Statement Presentation
Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

Note 3—COMMITMENTS

Financial has operating leases expiring in 2008 for office facilities and equipment. Such obligations are allocated between Unified Fund Services, Inc. ("Fund") and Securities (Fund is a wholly owned subsidiary of Financial). The leases include clauses for adjustment of operating costs and real estate taxes that are not reflected as part of the minimum obligation.

The aggregate minimum rental commitments required under operating leases and noncancellable subleases for office space and equipment at December 31, 2002 were as follows:

Year Ended December 31	Lease Commitments
2003	$ 219,386
2004	219,803
2005	230,345
2006	230,595
Thereafter	231,345
Total	$1,131,474

Securities allocation of rent expense was $24,257 and $19,822 for the years ended December 31, 2002 and 2001, respectively.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001

Note 4—TRANSACTIONS WITH RELATED PARTIES

Financial, Securities and Fund share leased office facilities, equipment, and administrative services. Fund pays the expenses and charges the other entities. These expenses are allocated based upon estimated usage. The unpaid reimbursement expenses and advances result in receivables.

The allocation of corporate overhead by Financial was $200,000 for 2001. Financial did not allocate any corporate overhead in 2002.

At December 31, 2002 and 2001, Securities had a payable to Fund of $4,015 and $35,953, respectively.

At December 31, 2002 and 2001, Securities had a payable to Financial of $0 and $33,824, respectively.

At December 31, 2002 and 2001, Securities had a receivable from Health Financial, Inc., an affiliated company of $0 and $50, respectively.

At December 31, 2002, Securities had a receivable from Fiduciary Counsel, an affiliated company of $15. At December 31, 2001, Securities had a payable to Fiduciary Counsel of $17,838.

At December 31, 2002 and 2001, Securities had a receivable from Unified Trust Company, National Association, an affiliated company of $0 and $399, respectively.

At December 31, 2002 and 2001, Securities had a payable to Unified Banking Company, an affiliated company of $0 and $3,562, respectively.

At December 31, 2002 and 2001, Securities maintained demand deposit accounts at a sister corporation in the amount of $322 and $42,009, respectively.

Note 5—EMPLOYEE BENEFIT PLANS

Financial provides a defined contribution retirement plan that covers substantially all employees of the consolidated companies. During 2002 and 2001, no contributions were made to this plan.

Financial also maintains a 401(k) Plan and matches the employee's contribution up to fifty percent of the first six percent of the employee's before-tax contribution. For the years ended December 31, 2002 and 2001, Securities' contribution was $4,182 and $6,292, respectively.

Note 6—FIXED ASSETS

Fixed assets at December 31, consisted of:

	2002	2001
Equipment	$ 19,519	$ 19,444
Leasehold improvements	5,916	5,916
Furniture and fixtures	7,917	7,917
Total fixed assets	$ 33,352	$ 33,277
Accumulated depreciation	(22,364)	(17,185)
Fixed assets, net	$ 10,988	$ 16,092

Note 7—LEGAL PROCEEDINGS

On November 15, 2001, an arbitration was filed against Securities and certain other defendants (Martin and Diane Saniski v. Unified Financial Securities, Inc., Hackett Associates, Inc., Donald Friedman, Louis Aarons and Cliff Cardine, NASD Arbitration No. 01-05465). The claimants in such action opened a joint account with Securities into which they deposited restricted shares of PMC Sierra common stock registered to Martin Saniski. Apparently for estate and income tax planning purposes, claimants sought to transfer a portion of the shares to an account belonging to Diane Saniski only, and then transfer the shares to a charitable remainder trust, which then would sell the shares. The entire sequence of transfers took a little less than 60 days to complete. During such 60-day period, the market price of the PMC Sierra shares declined. Claimants allege that they placed an order to sell the PMC Sierra shares with the individual financial planner with whom they were dealing (an individual who is not a registered agent of Securities), but that the order was not executed. Claimants request at least $6.5 million in compensatory damages. Management believes, upon consultation with counsel, that the claims are without merit and intends to defend the action vigorously. Securities has filed cross claims against the other defendants in this arbitration and also has filed a claim against Hackett Associates, Inc., pursuant to its agreement with Hackett Associates, Inc., for reimbursement of Securities' expenses to defend this matter. We are a party to various other lawsuits, claims and other legal actions arising in the ordinary course of business. While the outcome of these matters currently is not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on Securities' financial position, results of operations or cash flows.

Note 8—NET CAPITAL REQUIREMENTS

Securities is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (rule 15c3-1). The Uniform Net Capital Rule requires Securities to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $50,000 at December 31, 2002 and 2001, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2002, Securities had net capital of $173,272, which was $123,272 in excess of its required net capital of $50,000, and a net capital ratio of 1.29 to 1. At December 31, 2001, Securities had net capital of $107,637 that was $57,637 in excess of its required net capital of $50,000, and a net capital ratio of 4.06 to 1.

Note 9—MAJOR CLIENT

Fee revenues from major clients during 2002 and 2001 were approximately 48.0% and 48.4% of total revenue. The account receivable balances from these major clients were $52,924 and $102,047 at December 31, 2002 and 2001, respectively.

Note 10- FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of Securities' financial instruments at December 31, 2002 and 2001.

	2002		2001	
($ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$319.5	$319.5	$438.7	$438.7
Receivables	87.7	87.7	162.7	162.7
Financial liabilities:				
Payables				
Trade	65.5	65.5	167.5	167.5
Broker-dealer	96.3	96.3	156.5	156.5

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, trade receivables, trade payables and broker-dealer payables: The carrying amounts approximate fair value because of the short maturity of those instruments.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Schedule A

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)
COMPUTATION OF NET CAPITAL
Years Ended December 31, 2002 and 2001

	2002	2001
NET CAPITAL		
Total stockholder's equity	$ 305,629	$ 258,333
Deductions and/or charges:		
Membership in exchanges	-	-
Accounts receivable	-	-
Aged fail-to-deliver	-	-
Other deductions	(126,767)	(127,099)
Net capital before haircuts on securities positions	178,862	131,234
HAIRCUTS ON SECURITIES		
Common stock	-	-
Money market investments	5,590	4,597
Other	-	19,000
	5,590	23,597
NET CAPITAL	$ 173,272	$ 107,637
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$ 223,721	$ 436,664
TOTAL AGGREGATE INDEBTEDNESS	$ 223,721	$ 436,664
COMPUTATION OF NET CAPITAL REQUIREMENT		
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $50,000 for 2002 and 2001)	$ 50,000	$ 50,000
Excess net capital	$ 123,272	$ 57,637
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$ 150,900	$ 63,971
Ratio: Aggregate indebtedness to net capital	1.29 to 1	4.06 to 1

No material differences exist between the above computation and the computation in Securities' unaudited FOCUS Report (Form-X-17A-5).

See accompanying notes and independent auditors' report.

Schedule B

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Year Ended December 31, 2002

This calculation is not required. We are fully disclosed.

No material differences exist between the above computation and the computation in Securities' unaudited FOCUS Report (Form x-17A-5).

See accompanying notes and independent auditors' report.

Schedule C

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
Year Ended December 31, 2002

1. Securities' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
A. Number of items	None
2. Securities' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None

See accompanying notes and independent auditors' report.

Larry E. Nunn & Associates
Certified Public Accountants, L.L.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5

To the Board of Directors and
Stockholder of Unified Financial Securities, Inc.

In planning and performing our audit of the financial statements of Unified Financial Securities, Inc. ("Company") (a wholly-owned subsidiary of Unified Financial Services, Inc.) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Columbus
2545 Foxpointe Drive, Suite A
Columbus, IN 47203-3299
812.376.3061 Fax 812.376.3157

Plainfield
4000 Clarks Creek Road
Plainfield, IN 46168-1948
317.839.9136 Fax 317.839.9177

Seymour
419 W. Second Street
Seymour, IN 47274-2149
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Board of Directors and Shareholder of
Unified Financial Securities, Inc.
Page 2

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Larry E. Nunn & Associates, LLC

Larry E. Nunn & Associates,
Certified Public Accountants, L.L.C.
Columbus, Indiana
January 24, 2003